UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2008

GIANT OIL & GAS INC.
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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada, T3H 3C8
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Directors and Officers

On September 10, 2008, Mr. Donald Neal resigned as a Director and Officer of Giant Oil & Gas Inc., a Canadian corporation (the “Company”).  On September 11, 2008 Mr. Duncan Budge resigned as a Director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GIANT OIL & GAS INC.

By: /s/ Rob Sandhu
Name: Rob Sandhu
Title: President

Date:    September 11, 2008